ATLAS PIPELINE PARTNERS, L.P.

ATLAS PIPELINE HOLDINGS, L.P.

May 19, 2006

Mr. Michael Moran

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Atlas Pipeline Holdings, L.P.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 3, 2008
File No. 1-32953
Atlas Pipeline Partners, L.P.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 8-K Filed September 14, 2007
File No.’s 1-14998

Dear Mr. Moran:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrants’ responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 5, 2008 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter. The Registrants’ response to each comment and request is set forth immediately below the text of the applicable comment or request.

General

1.	Where a comment below requests added disclosures or other revisions to be made to a filing for either reporting entity please show us in your response what the revisions will look like. These revisions should be included in future interim and annual filings, as applicable.

Atlas Pipeline Holdings, L.P.

Form 10-K for Fiscal Year Ended January 31, 2007

Facing Sheet

Mr. Michael Moran

2.	In future filings please indicate the number of common units outstanding and public float, as of the latest practicable date. See the Instructions to Form 10-K.

Response: The Registrant respectfully submits that it will adjust its disclosure on the face of its Form 10-K in future filings with regard to this requirement as follows:

“The aggregate market value of equity securities held by non-affiliates of the registrant, based upon the closing price of $41.85 per common limited partner unit on June 30, 2007, was approximately $150.7 million.”

Consolidated Balance Sheets, page 84

3.	Please tell your consideration to include the disclosures required by paragraph 27.a of SFAS 150 for the redemption value of APL subsidiary interests at each balance sheet date. Include your consideration that APL has a finite life and the mandatory redemption requirements of SFAS No. 150.

Response: The Registrant notes that the disclosures required by paragraph 27.a of SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” are as follows:

“Additionally, for all outstanding financial instruments within the scope of this Statement and for each settlement alternative, issuers shall disclose: (a) the amount that would be paid, or the number of shares that would be issued and their fair value, determined under the conditions specified in the contract if the settlement were to occur at the reporting date.”

The Registrant notes APL has two distinct types of limited partner interests at each balance sheet date – preferred and common. APL’s preferred limited partner interests are discussed in Note 5, “APL Preferred Unit Equity Offering” in the Registrant’s consolidated financial statements. Within the first paragraph of this footnote, the Registrant describes APL’s preferred limited partner interests as having the following characteristics:

“The terms of APL’s preferred units were amended to entitle them to receive dividends of 6.5% per annum commencing on March 13, 2008 and to be convertible, at Sunlight Capital’s option, into common units commencing on the date immediately following the first record date for APL’s common unit distributions after March 13, 2008 at a conversion price equal to the lesser of $43.00 or 95% of the market price of APL’s common units as of the date of the notice of conversion. APL may elect to pay cash rather than issue common units in satisfaction of a conversion request.”

The Registrant notes that it will include the following disclosure within this footnote in future filings to adhere to the disclosure requirements of paragraph 27.a of SFAS 150:

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“APL’s preferred limited partner units were convertible into                      APL common limited partner units, subject to limitations within the agreement between the parties, as of March 31, 2008 with an estimated fair value of $             million based upon the market value of APL’s common units as of that date.”

APL’s common limited partner interests are discussed within Note 2, “Summary of Significant Accounting Policies” to Registrant’s consolidated financial statements under the subheading “Minority Interest in Atlas Pipeline Partners, L.P.”. The Registrant notes that APL’s limited partnership agreement does state that the partnership “shall continue in existence until the close of Partnership business on December 31, 2098 or until the earlier dissolution of the Partnership”. However, in accordance with the APL partnership agreement, the common units have no mandatory redemption requirement upon dissolution. Rather, the APL partnership agreement requires liquidating distributions to the common limited partners after all other liabilities are paid. Accordingly, the Registrant believes that the information disclosed with regard to APL’s common limited partner units is adequate under the provisions of SFAS 150.

Note 2. Summary of Significant Accounting Policies, page 90

4.	Please tell and disclose your accounting treatment for the contribution of the ownership interest in Atlas Pipeline Partners, GP, LLC by Atlas America, Inc. Include basis in the asset, liabilities and minority interest and period(s) which the results of operations are included in the statements of this consolidated entity. Please cite all relevant accounting literature in your response.

Response: The Registrant submits that with regard to the Registrant’s accounting treatment for the contribution of the ownership interest in Atlas Pipeline Partners GP, LLC (“APL GP”) to it by Atlas America, Inc. (“ATLS”) on July 26, 2006, the Registrant accounted for the transaction as a debit to investment in APL GP and a credit to its equity account for the capital contribution from ATLS. The amount of the entry recorded by the Registrant was $4.9 million, which was the historical cost of ATLS’ investment in APL GP at the date of the transaction. APL GP’s only assets at the date of the transaction were its investment in APL. The Registrant believes that the accounting treatment of this transaction was proper in consideration of the guidance within the following accounting literature:

EITF 87-21, “Change of Accounting Basis in Master Limited Partnership Transactions”, which states: “For a new basis of accounting to be appropriate, the SEC staff will require (1) the MLP to sell 80 percent or more of the partnership units to the public and (2) the limited partners to have the ability to replace the general partner through a reasonable vote. If those conditions are met, the SEC staff will not object to a new basis of accounting to the extent of the percentage change in ownership.”

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EITF 90-05, “Exchanges of Ownership Interests between Entities under Common Control”, which states that “the transfer of net assets … between entities under common control … should be accounted for at historical cost”.

Based upon the above referenced literature, the Registrant believes that it properly recorded the contribution from ATLS on a historical cost basis as the transaction did not meet the conditions noted which would require it to be recorded at fair value. As such, the Registrant submits that it will adjust the wording within Note 2, “Principles of Consolidation and Minority Interest” of the consolidated financial statements to clarify its accounting treatment for this transaction as follows (replacing the first paragraph in this section with the following):

“The consolidated financial statements subsequent to the Partnership’s initial public offering on July 26, 2006 (see Note 3) include the accounts of the Partnership, the General Partner, APL, the Operating Partnership and the Operating Partnership’s subsidiaries. Prior to the Partnership’s initial public offering, at which date Atlas America contributed its ownership interests in the General Partner to the Partnership, the consolidated financial statements only include the accounts of the General Partner, APL, the Operating Partnership and the Operating Partnership’s subsidiaries. All material intercompany transactions have been eliminated. The contribution of Atlas America’s investment in the General Partner to the Partnership was recorded by the Partnership at Atlas America’s historical cost basis of $4.9 million at the date of the transaction. APL’s limited partner equity interests owned by third-parties at December 31, 2007 and 2006 are reflected as minority interest in APL on the Partnership’s consolidated balance sheets.”

Minority Interest in Atlas Pipeline Partners, L.P., page 95

5.	In consideration of the preferred units issued by APL, please tell us how you have complied with Rule 5-02.27 of Regulation S-X.

Response: The Registrant submits that with respect to Rule 5-02.27 of Regulation S-X, which requires that minority interest amounts represented by preferred stock and the applicable dividend requirements be stated separately in a note if the amounts are material in relation to the consolidated stockholders’ equity, it will adjust the following disclosure within Note 5 to the consolidated financial statements (“APL Preferred Unit Equity Offering”):

2nd paragraph, 1st sentence “APL’s preferred units are reflected on the Partnership’s consolidated balance sheet as minority interest in APL at $37.1 million and $39.4 million at December 31, 2007 and 2006, respectively (see “Minority Interest in Atlas Pipeline Partners, L.P.” under Note 2).”

The Registrant also respectfully submits that it has disclosed the dividend requirements of APL’s preferred stock within the 1st paragraph under Note 5 to the consolidated financial statements in the following manner:

“The APL preferred units were originally entitled to receive dividends of 6.5% per annum commencing on March 13, 2007 and were to have been accrued and paid quarterly on the

Mr. Michael Moran

same date as the distribution payment date for APL’s common units. On April 18, 2007, APL and Sunlight Capital agreed to amend the terms of the preferred units effective as of that date. The terms of APL’s preferred units were amended to entitle them to receive dividends of 6.5% per annum commencing on March 13, 2008 and to be convertible, at Sunlight Capital’s option, into common units commencing on the date immediately following the first record date for APL’s common unit distributions after March 13, 2008 at a conversion price equal to the lesser of $43.00 or 95% of the market price of APL’s common units as of the date of the notice of conversion.”

Note 14. Stock Compensation, page 114

APL Long-Term Incentive Plan, page 116

6.	Explain to us how you present and account for the gains or losses that arise issuing phantom and option units under APL LTIP, if at all, and how it complies with the requirements of Question 6 of SAB Topic 5.H.

Response: The Registrant submits that with respect to requirements of Question 6 of SAB Topic 5.H, which states the Staff’s position with regard to the necessary disclosures for issuances of a registrant’s subsidiary stock in the consolidated financial statements, it believes it has complied with such requirements in connection with APL’s equity offering in July 2007 as disclosed in Note 2 to the consolidated financial statements under the subheading “Minority Interest in Atlas Pipeline Partners, L.P.” However, with regard to issuances of phantom units under the APL LTIP, the Registrant has not disclosed such information or recorded corresponding gains or losses in accordance with its accounting policy as the amounts have been immaterial in prior periods to the consolidated financial statements. The Registrant notes that in future filings, it will record any material gains and losses that arise when issuing phantom units under the APL LTIP as an adjustment to partners’ capital (consistent with the Registrant’s current accounting policy with respect to such adjustments) and will adjust its disclosure within Note 2 to the consolidated financial statements to provide similar information as provided for APL’s equity offering during July 2007.

Atlas Pipeline Partners, L.P.

Form 10-K for Fiscal Year Ended January 31, 2007

Item 6. Selected Financial Data, page 36

7.	We refer you to footnote 7 of the table. It is unclear from your disclosure why management calculates gross margin to include transportation, compression and other revenue and excludes associated transportation and compression costs. Note your discussion in paragraph 3 and 6 on page 46 explains that increases in revenue and associated expenses are attributable, at lease in part, to increased throughput volume due to new well connections and capacity expansion projects. Please expand your disclosure to highlight if there is a causal relationship between these revenue and costs and why revenue and costs are treated dissimilarly in your margin calculation.

Response: The Registrant notes that its decision to exclude transportation and compression expenses from its calculation of gross margin as presented in Item 6, “Selected Financial

Mr. Michael Moran

Data” was based on Rule 5-03(b)(2), “Costs and Expenses Applicable to Sales and Revenues” under Regulation S-X, which states:

“State separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues. Merchandising organizations, both wholesale and retail, may include occupancy and buying costs under caption 2(a). Amounts of costs and expenses incurred from transactions with related parties shall be disclosed as required under Rule 4-08(k).”

Further, the Registrant also relied upon the following commonly-held accounting terminology definitions in its decision to exclude transportation and compression expenses from its gross margin calculation:

“Cost of goods sold” – includes direct costs attributable to the production of the goods sold by a company. This amount includes the material cost used in creating the goods along with the direct labor costs used to produce the good. It excludes indirect expenses such as distribution costs and sales force costs.

“Gross margin” – the difference between revenue and the cost of making a product or providing a service, before deducing overheads, payroll, taxation, and interest payments.

The definition of cost of goods sold referenced above is consistent with the definition of cost of goods sold in “Kohler’s Dictionary for Accountants”, Sixth Edition, which is referred to in paragraph 4(a) of EITF Issue No. 01-13, “Income Statement Display of Business Interruption Insurance Recoveries”. The costs included within the Registrant’s transportation and compression expenses are principally related to payroll and payroll-related costs, real estate taxes, and pipeline and plant maintenance costs. The components of the Registrant’s transportation and compression expenses is consistent with the make-up of its plant operating expenses, which it also excluded from the calculation of its gross margin. With regard to both transportation and compression and plant operating expenses, the Registrant respectfully submits that these costs do not meet the definition of “cost of goods sold” as they are not directly correlated to changes in total revenues and cost of natural gas and liquids sold due to the fixed nature of most of the components of transportation and compression and plant operating expenses. While a very large increase in production volume at the Registrant’s facilities would generally require an increase in these cost components, normal fluctuations in production volume, such as new customers or increases in production from existing customers, would generally not result in direct changes to the majority of the cost components of transportation and compression and plant operating costs.

The Registrant also notes that on page 45 of its Form 10-K it describes the increase in plant operating costs as resulting from “an increase in gathered and processed natural gas volumes on the Elk City/Sweetwater system, which includes contributions from the Sweetwater processing facility,” and the increase in transportation and compression expenses as resulting from “higher NOARK and Appalachia system operating and maintenance costs as a result of increased capacity and additional well connections”. In

Mr. Michael Moran

these instances, the explanation to the reader was based upon a significant change in the current period (these explanations were not utilized in the MD&A explanation of the change in the fiscal year 2006 to fiscal year 2005 results as this was not the reason for the variances) with regard to the Registrant’s operations and production volume as follows:

•

The Sweetwater processing facility, which initiated production at the end of fiscal year 2006, effectively doubled the processing capacity of the Registrant’s Elk City plant and resulted in a significant increase in payroll, real estate taxes, and maintenance costs to operate the new plant. However, once the plant was initiated, the majority of the plant operating costs have remained stable.

•

The NOARK and Appalachia systems underwent very large expansions during fiscal year 2007 and the end of fiscal year 2006. The NOARK system completed a compression expansion project during 2007 which increased production capacity by over 20% during the period. The Appalachia system had a very large increase in well connections during 2007 as compared with 2006, which raised costs such as maintenance expenses, including labor associated with performing such activities. The increase in costs for each of these systems was the result of non-recurring increases in production assets. However, especially in the case of NOARK, while production asset capacity was increased, production volumes did not match the increase in production capacity. In addition, current transportation and compression expenses for these systems have generally remained stable in comparison to the fiscal 2007 periods although production volumes have increased at a higher rate.

In conclusion, the Registrant respectfully submits that it believes it properly excluded plant operating and transportation and compression expenses from its calculation and reconciliation of gross margin. However, the Registrant notes that it will adjust the wording at the beginning of footnote 7 to the Selected Financial Data to further clarify the relationship between plant operating and transportation and compression expenses and the Registrant’s revenues as follows:

“We define gross margin as revenue less purchased product costs. Purchased product costs include the cost of natural gas and NGLs that we purchase from third-parties. Gross margin, as we define it, does not include plant operating and transportation and compression expenses as movements in gross margin generally do not result in directly correlated movements in these cost categories. Plant operating and transportation and compression expenses generally include the costs required to operate and maintain our pipelines and processing facilities, including salaries and wages, repair and maintenance expense, real estate taxes and other overhead costs.”

8.	We refer you to footnote 8 of the table. With a view toward the adjustments footnoted (11) and (12), please tell us why this EBITDA presentation is permitted under Item 10(e)(1)(ii)(B) of Regulation S-K.

Response: The Registrant respectfully submits that with regard to the reconciliation of net income to Adjusted EBITDA in footnote 8 of Item 6, “Selected Financial Data”, that the

Mr. Michael Moran

adjustments noted in footnotes 11 and 12 of this section did not violate the Commission’s guidance as set forth in Item 10(e)(1)(ii)(B) of Regulation S-K as follows:

“A registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years;”

The Registrant notes that the adjustment in footnote 11 relates specifically to the measurement reporting inaccuracies on three newly installed pipeline meters which was noted in June 2006. The Registrant notified readers of its filings of this adjustment and what period the adjustments related to in an attempt to ensure that they could analyze the results for the respective period properly. The Registrant respectfully submits that the adjustment for footnote 11 in the reconciliation to EBITDA and Adjusted EBITDA was not an attempt to smooth or eliminate a charge, but rather to properly reflect the correct amount of expense in the respective period related to the matter as readers had been previously notified.

The Registrant also notes that the adjustment in footnote 11 relates specifically to the fact that the Registrant, in accordance with the purchase agreement, received the economic benefits of ownership of the Anadarko assets, including the cash flow generated from July 1, 2008 to July 27, 2008, although the acquisition was consummated on July 27, 2008. In accordance with generally accepted accounting principles, the Registrant has only recorded the results of the acquired assets commencing on the closing date of the acquisition, and the economic benefits of ownership of the Anadarko assets from July 1, 2008 to July 27, 2008 were recorded as a reduction of the consideration paid for the assets. However, as the presentation of EBITDA and Adjusted EBITDA to the readers of the Registrant’s filings is done so as to provide them with the cash flow earned and generated by the Registrant’s assets during the respective period, the Registrant believes that this is a proper adjustment in the reconciliation of EBITDA and Adjusted EBITDA. Also, the Registrant notes that this adjustment has been included in its calculation of EBITDA and Adjusted EBITDA under its credit facility covenants. The Registrant also respectfully submits that the inclusion of this adjustment is not an attempt to “eliminate or smooth” items as proscribed by the Commission’s regulation as previously noted.

Recent Trends and Uncertainties, page 42

9.	We note your disclosure that a 10% change in NGLs, natural gas and condensate would result in a $3.7 million change in the gross margin. Please supplement this disclosure to include quantification of your estimate of average sales price, the volume of product expected to be sold and the amount of product sales hedged and the effective price (or range of price) for the hedged transactions.

Response: The Registrant submits that it will supplement its disclosure with regard to a 10% change in NGL, natural gas and condensate prices in future filings to include its estimate of unhedged market sales prices for the respective commodity for the respective period. However, the Registrant proposes to cross reference the hedge information within

Mr. Michael Moran

this disclosure contained in Item 7A, “Quantitative and Qualitative Disclosures About Market Risk”, rather than duplicate such information in its Form 10-K.

Also, the Registrant respectfully requests that it be allowed to not make reference to the volume of product expected to be sold within this disclosure. The information provided within this disclosure is an attempt by the Registrant to quantify for readers of the Registrant’s filing the effect commodity price risk has on its business. In this respect, the Registrant has provided the readers with the estimated dollar impact on its gross margin if commodity prices change 10% for the forward twelve month period from the report date. The Registrant respectfully submits that the inclusion of volumetric data for this forward twelve month period does not provide readers with any additional beneficial information to assist their understanding with regard to commodity price risk for the Registrant’s business. The Registrant also notes that the calculation of its revenue and related cost of goods sold is very complicated and involves many slight variations of the customer contracts it has and describes under “Contractual Revenue Arrangements” on page 41 of the Form 10-K. If the Staff’s request to provide volumetric data for this disclosure is predicated on its desire to allow the reader to recalculate the quantification of the commodity price risk disclosed by the Registrant, the inclusion of such volumetric data alone would not achieve that goal. The Registrant respectfully submits that it would be impracticable for it to provide adequate data, which would include volumetric data for each of the many slight variations of contracts it has with customers, within this disclosure to allow the reader to recalculate the quantification of the commodity price risk for the period. In addition, the Registrant notes that inclusion of such data would also be detrimental to its business since it would involve disclosing confidential contract information.

The Registrant also respectfully submits that it believes its disclosure with regard to this matter is consistent with the disclosure it noted in the filings of other registrants within its industry.

Costs and Expenses, page 45

10.	We note your disclosure that general and administrative expenses increased because of higher costs associated with managing your business, including management time. Please tell us and quantify for us what were the specific costs that increased. We presume that your management is salaried so we do not understand why additional management time would result in a material increase in expenses.

Response: The Registrant notes that selling, general and administrative expenses, including amounts reimbursed to affiliates, increased $38.4 million to $61.0 million for the year ended December 31, 2007 compared with $22.6 million for the prior year as disclosed in its Form 10-K. The components of this increase were a $30.0 million increase in non-cash stock compensation, a $7.9 million increase in salaries and related overhead costs, and $0.5 million of other incidental costs such as audit fees, office rental, and other expenses. Since the Registrant is a master limited partnership, it does not employ any of the persons responsible for its management or operations as described under “Employees” on page 21 under Item 1 and Note 14, “Related Party Transactions” in the consolidated financial statements. The Registrant reimburses its general partner and its affiliates for compensation

Mr. Michael Moran

and benefits related to the general partner’s and affiliates’ employees who perform services for the Registrant based upon an estimate of the time spent by such persons on activities for the Registrant. As such, while the amounts related to salaries and related overhead costs recognized within general, selling and administrative expenses are principally related to personnel that are salaried, the allocation of the cost of that personnel to the Registrant for the respective period is based upon the amount of service time the personnel were required to perform for the Registrant during the period. For these reasons, the Registrant respectfully submits that it believes the explanation of the variance between the periods is adequate.

Critical Accounting Policies and Estimates, page 55

11.	We note Securities Act Release No. 33-8350 provides guidance as to supplemental disclosures that companies should consider with respect to critical accounting policies and estimates. The interpretive release highlighted the supplemental disclosure should focus on estimates that involve matters that are highly uncertain and provide additional quantitative and qualitative analysis rather than merely repeat disclosures already included in the notes to the financial statements. With this in mind we note the following:

•

With respect to revenue recognition it is not clear what material estimates are involved in your revenue recognition policies. We also note that, with respect to the accrual of unbilled revenues and associated expenses you have not provided any quantitative disclosure of the amounts accrued, discussion as to why the amounts would be highly uncertain, or discussion of any material adjustments that have been made to previous accruals.

•

With respect to your discussion of goodwill, your disclosures appear to duplicate those made in the notes to the financial statements. It is not necessary to duplicate policy notes already included in the notes to your financial statements. The disclosures in your MD&A section should enhance and supplement the policy disclosures provided elsewhere in your document. We note your disclosure that you use estimates and assumptions to calculate the fair value of goodwill but you do not disclose which estimates are highly uncertain or the circumstances that could result in a material change in your financial statements.

•

With respect to depreciation and amortization you do not discuss or quantify the estimates you have made that are highly uncertain nor do you discuss or quantify your prior experience with changes in estimates of useful lives or residual values and their impact on the financial statements.

•

With respect to impairment of assets it is not necessary to provide cross references to your disclosures in the risk factors section of your filing or otherwise substantially duplicate disclosures found elsewhere in the document. Further you do not discuss why your estimates of future undiscounted cash

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flows related to long lived assets are highly uncertain nor do you quantify your historical experience with respect to actual impairments recorded.

•

With respect to the fair value of derivative commodity contracts it is not clear what estimates are being used to value your derivative contracts. Valuation of your derivative contracts appears to be largely based upon level 1 and 2 inputs and it is not clear from your disclosures which estimates are highly uncertain. Much of your disclosure is duplicative from note 9 to your financial statements and does not provide any insights into your accounting estimates or policies. Further, your discussion here or elsewhere, would be more useful if you provided a concise summary of your expected future sales volumes, the amount of that volume that is hedged and the effective sales price, or range of prices, that you will receive for the hedged sales.

•

With respect to volume measurements it is not clear what specific estimates are being made. Rather it sounds like you have a risk related to the malfunction of measuring equipment. Please clarify your risk and quantify both the potential for material change as well as material changes that have been included in your historical results.

Response: The Registrant proposes the following changes to the following sections of its Critical Accounting Policies and Estimates:

Revenue Recognition – The Registrant notes that after further review of the guidance provided within Release No. 33-8350, it has decided to not include a description of its accounting policy and estimates for revenue recognition within this section of its Form 10-K in future filings. The Registrant notes that on a monthly basis, it records estimates for a material portion of its revenue utilizing estimated production volumes and commodity market prices. The differences between the estimated and actual amounts are recorded within the Registrant’s monthly financial statements in the month following the production period. In its quarterly Form 10-Q filings, the Registrant includes a disclosure to inform the reader of these estimates. However, at the conclusion of its fiscal year, the Registrant closes its December monthly results based upon actual amounts rather than estimated amounts. As such, the Registrant notes that the revenue amounts at yearend did not include estimates that are highly uncertain.

Intangible Assets, Goodwill, and Impairment of Assets – The Registrant notes that after further review of the guidance provided within Release No. 33-8350 and the disclosures it has included within this section for Intangible Assets, Goodwill and Impairment of Assets, it has decided to remove these sections and replace them with the following disclosure:

“Long-Lived Assets

The cost of properties, plants and equipment, less estimated salvage value, is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use,

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technological advances or other factors indicate that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively.

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such events and circumstances include, among other factors: operating losses; unused capacity; market value declines; technological developments resulting in obsolescence; changes in demand for products manufactured by others utilizing the Partnership’s services or for the Partnership’s products; changes in competition and competitive practices; uncertainties associated with the United States and world economies; changes in the expected level of environmental capital, operating or remediation expenditures; and changes in governmental regulations or actions. Additional factors impacting the economic viability of long-lived assets are discussed under “Forward Looking Statements” in this document.

A long-lived asset is considered to be impaired when the undiscounted net cash flows expected to be generated by the asset are less than its carrying amount. Such estimated future cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. It is also difficult to precisely estimate fair market value because quoted market prices for the Partnership’s long-lived assets may not be readily available. Therefore, fair market value is generally based on the present values of estimated future cash flows using discount rates commensurate with the risks associated with the assets being reviewed for impairment.

There were no asset impairments for the years ended December 31, 2007, 2006 and 2005.”

The Registrant believes that the above revised disclosure provides the reader with appropriate and adequate information in accordance with Release No. 33-8350.

Depreciation and Amortization – The Registrant notes that after further review of the guidance provided within Release No. 33-8350, it has decided to not include a description of its accounting policy and estimates for depreciation and amortization within this section of its Form 10-K in future filings. The Registrant does not believe that its accounting policy or the estimates that it makes in deriving depreciation and amortization amounts are “highly” uncertain and unique when compared with other registrants, including those within its industry. The Registrant also notes that it has not had significant adjustments to its depreciation and amortization expense in previous periods as a result of changes in its estimates of asset useful lives and residual values.

Fair Value of Derivative Commodity Contracts – The Registrant notes that as of January 1, 2008, it has adopted the provisions of SFAS No. 157, “Fair Value Measurements”, which establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 also expands disclosure requirements about items measured at fair value. The Registrant included this disclosure within its “Critical Accounting Policies and Estimates” section of its March 31, 2008 Form 10-Q and believes that this disclosure meets

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the requirements Release No. 33-8350. The Registrant’s disclosure of SFAS No. 157 as presented in its March 31, 2008 Form 10-Q is as follows:

“Fair Value of Financial Instruments

We adopted the provisions of SFAS No. 157 at January 1, 2008. SFAS No. 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 (1) creates a single definition of fair value, (2) establishes a hierarchy for measuring fair value, and (3) expands disclosure requirements about items measured at fair value. SFAS No. 157 does not change existing accounting rules governing what can or what must be recognized and reported at fair value in our financial statements, or disclosed at fair value in our notes to the financial statements. As a result, we will not be required to recognize any new assets or liabilities at fair value.

SFAS No. 157’s hierarchy defines three levels of inputs that may be used to measure fair value:

Level 1– Unadjusted quoted prices in active markets for identical, unrestricted assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions about the assumption market participants would use in the pricing of the asset or liability and are consequently not based on market activity but rather through particular valuation techniques.

We use the fair value methodology outlined in SFAS No. 157 to value the assets and liabilities for our respective outstanding derivative contracts (see Note 9). All of our derivative contracts are defined as Level 2, with the exception of our NGL fixed price swaps and crude oil options. Our Level 2 commodity hedges are calculated based on observable market data related to the change in price of the underlying commodity. Our interest rate derivative contracts are valued using a LIBOR rate-based forward price curve model, and are therefore defined as Level 2. Valuations for our NGL fixed price swaps are based on a forward price curve modeled on a regression analysis of natural gas, crude oil, and propane prices, and therefore are defined as Level 3. Valuations for our crude oil options (including those associated with NGL sales) are based on forward price curves developed by the related financial institution based upon current quoted prices for crude oil futures, and therefore are defined as Level 3.”

Volume Measurement – The Registrant notes that after further review of the guidance provided within Release No. 33-8350, it has decided to not include a description of its volume measurement policy and estimates within this section of its Form 10-K in future filings. The Registrant does not believe that its volume measurement policy or estimates

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that it makes in deriving production volume amounts are not “highly” uncertain and unique when compared with other registrants, including those within its industry. The Registrant also notes that it has not had significant adjustments to its volume measurements, with regard to both frequency and amounts, in previous periods.

Consolidated Balance Sheets, page 67

12.	In the first paragraph on page 73 you indicate you net the joint venture’s $1.9 billion note receivable from Anadarko with its minority interest in your consolidated balance sheet. Please explain to us your basis for the right to offset and present the minority interest as an asset rather than separately before partners’ capital.

Response: The Registrant notes that the formation of the Anadarko joint ventures, through which it acquired control of the Chaney Dell and Midkiff/Benedum systems, was done through the Registrant contributing the $1.9 billion purchase price and Anadarko Petroleum Corporation (“APC”) contributing the assets at a fair value of approximately $1.9 billion. Upon formation, the joint ventures lent APC $1.9 billion in exchange for a long-term note receivable. The Registrant notes that upon consolidation of the joint ventures, it chose to present the $1.9 billion note receivable net against the $1.9 billion minority interest balance related to APL’s ownership interest in the joint ventures as the note receivable is ultimately anticipated to be repaid through the future distribution of APL’s capital balance in the joint ventures. As such, the Registrant believes that the net presentation of this item is appropriate.

The Registrant also notes that its minority interest asset at December 31, 2007 of $2.2 million was the net result of a $2.2 million minority interest liability and a $4.4 million minority interest receivable. The $4.4 million minority interest receivable is the result of interest income due on the $1.9 billion note receivable previously mentioned. The Registrant notes that it presented the amounts on a net basis since they were due from the same party. The Registrant respectfully notes that it assessed the possible reclassification of the $4.4 million minority interest receivable to a current asset and concluded that such an adjustment was immaterial on both a quantitative and qualitative basis.

Consolidated Statements of Partners’ Capital, page 70

13.	Please explain your basis for the accounting treatment of the preferred unit dividend effect presented in the statement of partners’ capital. Specifically explain why you reduce the preferred limited partners’ capital account for the note receivable and why the dividend effect is not an $8.5 million charge that reduces the common limited and general partners’ accounts. We assume it will reduce future cash available for distribution to these partners. Please cite all relevant accounting literature in your response.

Response: The Registrant notes that the April 18, 2007 agreement by it and Sunlight Capital to amend the terms of the preferred units effected the following changes:

Mr. Michael Moran

•

Entitled the preferred units to receive dividends of 6.5% per annum commencing on March 13, 2008 instead of March 13, 2007 and to be convertible, at Sunlight Capital’s option, into common units commencing on the date immediately following the first record date for the Registrant’s common unit distributions after March 13, 2008;

•

Entitled the preferred units to convert at a price equal to the lesser of $43.00 or 95% of the market price of the Registrant’s common units as of the date of the notice of conversion. The original conversion terms of the preferred units were based on a conversion price equal to the lesser of $41.00 or 95% of the market price of the Registrant’s common units as of the date of the notice of conversion;

•

The Registrant may elect to pay cash rather than issue common units in satisfaction of a conversion request. The Registrant has the right to call the preferred units at a specified premium. The applicable redemption price under the amended agreement was increased to $53.22 from $50.84; and

•	In consideration of Sunlight Capital’s consent to the amendment of the preferred units, the Registrant issued $8.5 million of senior unsecured notes to Sunlight Capital.

In summary, the Registrant notes that the preferred unitholder received $8.5 million of dividends in the form of senior unsecured notes, while it also agreed to (a) relinquish its rights to one year of dividends on the preferred units (the then present value of which was approximately $2.5 million at the date of amendment) and (b) an unfavorable change in its conversion price of the preferred units to $43.00 per unit from its original $41.00 per unit, which had a present value of approximately $2.3 million as calculated below:

	Change in Value of Conversion Feature
	Old Terms	New Terms	Difference
Amount of Preferred Units	$40,000,000	$40,000,000
Conversion Price	$41	$43

# of Common units to be received	975,610	930,233
FV / unit on modification date	$50	$50

FV of Conversion feature	$48,780,488	$46,511,628	$(2,268,860)

The Registrant notes that when it issued $8.5 million of its senior notes to the preferred unitholder as a preferred unit dividend, it recorded the entry as an increase to long-term debt and a decrease to its preferred unit equity balance within partners’ capital on its consolidated balance sheet. The Registrant also notes that in accordance with SFAS No. 128, “Earnings per Share”, which stipulates that preferred dividends should be deducted from net income to arrive at net income attributable to common shareholders for earnings per share calculation purposes, it deducted $3.8 million of the $8.5 million preferred dividend from net income to arrive at net income attributable to common limited partners and the general partner. The $3.8 million amount is the portion of the preferred dividend that allocable to the concessions it received in the amendment of the preferred unit agreement, which is calculated as follows:

Mr. Michael Moran

Preferred Unit Dividend	$8,524,000
Less: amount allocable to unfavorable change in conversion feature	(2,269,000)
Less: amount allocable to relinquishment of one year of dividends	(2,499,000)

Equals: Net increase in value to preferred unitholder	$3,756,000

The Registrant believes that this treatment was appropriate based upon what it believes to be analogous guidance from Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock” of the EITF’s Appendix D which states “the staff believes that the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock … represents a return to the preferred stockholder and therefore, should be treated in a manner similar to the treatment of dividends paid to the holders of the preferred stock in calculating earnings per share. Dividends on preferred stocks are deduced from net earnings to arrive at net earnings available to common shareholders.” During the modifications noted above, it was determined that there was an excess of fair value transferred to the preferred unit holder over the value transferred by the preferred unit holder to the common unit holders.

The Registrant notes that its statement of partners’ capital reflects a reduction of preferred limited partner capital for the $8.5 million dividend. However, the allocation of the Registrant’s income on the statement of partners’ capital reflects an increase to the preferred limited partner’s capital of $6.3 million, which includes the $3.8 million increase in value to the preferred unitholder per above. On a net basis, the Registrant notes that preferred unitholder’s capital balance was decreased by $4.8 million (decrease of $8.5 million dividend payment, partially offset by $3.8 million of income allocated) with regard to the $8.5 million dividend payment. The Registrant also notes that the common limited partners and the general partner were allocated net income attributable to them on the statement of partners’ capital that reflected a reduction of $3.8 million related to their concessions to the preferred unitholder (the reduction is detailed on the Registrant’s statements of operations).

In summary, the Registrant respectfully submits that it believes that the treatment of the preferred unit dividend was proper and in accordance with relevant accounting literature.

Note 1. Nature of Operations, page 72

14.	Provide us with your comprehensive SAB 99 analysis performed by management in concluding the correction of the measurement reporting inaccuracy was immaterial with respect to the financial statement line items affected. In this regard, we note you disclose the correction had an approximate reduction of 2.7%, 8.3% and 1.4% of the net income in the third and fourth quarters of 2005 and first quarter of 2006, respectively. Further explain how you determined that the error was both quantitatively and qualitatively immaterial.

Response: The Registrant respectfully submits that it believes that aforementioned measurement reporting inaccuracy represents a change in estimate, which it also believes it properly disclosed within its financial statements as to its effect on the respective periods.

Mr. Michael Moran

However, if the measurement reporting inaccuracy was considered to be an accounting error rather than a change in estimate, the Registrant believes that the adjustment resulting from this event was quantitatively immaterial to its quarterly financial results as shown below (dollars in thousands):

	3Q05	4Q05	1Q06	2Q06
Adjustment Amount	$(188)	$(902)	$(137)	$1,227
Net income as reported	$7,054	$10,859	$9,499	$9,693
% of Net income	2.7%	8.3%	1.4%	12.7%

In addition to the quantitative calculation presented above, the Registrant also notes that the above referenced adjustment amounts would have been far less material with respect to the cost of goods sold line item on its consolidated statements of income for the referenced periods, which averaged approximately $87 million for the quarterly periods.

The Registrant notes that measurement reporting inaccuracy was extensively disclosed in its June 30, 2006 Form 10-Q to inform the reader of the adjustment that was booked during the 2nd quarter of 2006. In addition to the quarterly analysis above, Financial Accounting Standards Board Accounting Principles Board (“APB”) Opinion 28, “Interim Financial Reporting” states, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.” On an annual basis, the impact of this adjustment to the Registrant’s financial statements, which it believes to be immaterial, is as follows (dollars in thousands):

	Year Ended December 31, 2005	Year Ended December 31, 2006
Adjustment Amount	$(1,090)	$1,090

Net income as reported	$25,752	$33,665
% of Net income	4.2%	3.2%

In addition to the quantitative measures, the Registrant reviewed the qualitative aspects of the adjustment in accordance with Staff Accounting Bulletin No. 99, “Materiality”, including whether the adjustment masks a change in earnings or other trends, hides a failure to meet analysts’ consensus expectations for the entity, changes a loss into income or vice versa, affects the Registrant’s compliance with regulatory requirements, affects the Registrant’s compliance with loan covenants or other contractual requirements and has the effect of increasing management’s compensation. After reviewing all of these and other qualitative factors, in combination with the adjustment’s quantitative characteristics, the Registrant does not believe that the adjustment has a material effect on its prior or future financial statements.

Mr. Michael Moran

The Registrant also respectfully submits that this issue was extensively addressed with the Staff in connection with Atlas Pipeline Holding, L.P.’s Form S-1 Registrant Statement during the second quarter of 2006 and the Staff appeared to be satisfied with the disclosure of the matter and the analysis provided above.

New Accounting Standards, page 80

15.	Please tell us, and disclose in future filings, the period you adopted SAB Topic 1N. and the impact adoption had on your financial position during the year ended December 31, 2006, if any. See Question 2 of SAB Topic 11M. Also tell us if the measurement reporting inaccuracies corrected in the second quarter of 2006 was considered in the adoption of the SAB, as applicable.

Response: The Registrant notes that it will note in future filings that the adoption of SAB Topic 1N had no impact on its financial position or results of operations during the year ended December 31, 2006. The Registrant also notes that the change in estimates was made in the second quarter of 2006. If such change in estimates were determined to be an accounting error, those adjustments were considered in the adoption of SAB Topic 1N and considered immaterial under both the iron curtain and rollover approach.

Note 13. Stock Compensation, page 95

16.	Please advise or expand the phantom unit disclosures to include the weighted average exercise price, weighted average remaining contractual term, aggregate intrinsic value, the intrinsic value of units exercised in each year, the weighted average period you expect to recognize deferred compensation and nonvested unit activity. See paragraph A.240 of SFAS No. 123(R). To the extent a disclosure requirement is not applicable, please disclose this fact in your filing.

Response: The Registrant notes that in Note 13 (“Stock Compensation”) to its consolidated financial statements, it has disclosed the following information in the first and second paragraphs under the footnote subheading “Long-Term Incentive Plan”:

“Only phantom units have been granted under the LTIP through December 31, 2007.”

“A phantom unit entitles a grantee to receive a common unit upon vesting of the phantom unit or, at the discretion of the Committee, cash equivalent to the fair market value of a common unit.”

“A unit option entitles the grantee to purchase the Partnership’s common limited partner units at an exercise price determined by the Committee at its discretion. The Committee also has discretion to determine how the exercise price may be paid by the participant.”

“Through December 31, 2007, phantom units granted under the LTIP generally had vesting periods of four years.”

Mr. Michael Moran

The Registrant respectfully submits that it will adjust the description of a phantom unit to note that “A phantom unit entitles a grantee to receive a common unit, without payment of an exercise price by the participant, upon vesting …” to clarify that there is no weighted average exercise price on the outstanding phantom units.

The Registrant also respectfully submits that while a weighted average remaining contractual term was not disclosed for the phantom units, there is no contractual period for the phantom units after the conclusion of the vesting periods, which is four years on a straight-line basis as disclosed. The Registrant notes that if it had unit options, which usually have a contractual term of 10 years and exercise periods after vesting ranging from 6 to 8 years, it would disclose the weighted average remaining contractual term due to the relevance of the number given the length of the exercise period after vesting and the uncertainty of the remaining exercise period. The Registrant’s phantom units do not have these factors to consider.

With regard to the aggregate intrinsic value and the intrinsic value of units exercised in each year, the Registrant notes that it will provide these disclosures for the phantom units in future filings.

With regard to the weighted average period it expects to recognize deferred compensation, the Registrant respectfully submits that it has disclosed that the phantom units vest over a four-year period, which is the period over which it expects to recognize compensation expense related to the awards.

With regard to the non-vested unit activity, the Registrant notes that it provided a rollforward of phantom unit activity for all periods included within its Form 10-K, including forfeitures during the vesting period and maturities of phantom units, which results in the issuance of common units under the LTIP. There is no other non-vested unit activity for these periods.

Note 15. Segment Information, page 97

17.	Please explain why you do not allocate interest expense to your reportable segments. In this regard we note you are able to allocate goodwill to segments and both the senior term loan and credit facility were specifically issued to fund the acquisition of Chaney Dell and Midkiff/Benedum which was assigned to the Mid-Continent segment. We refer you to paragraph one of page 41. If the information does not exist or it is impracticable to reasonably allocate a material portion of interest expense, please disclose this in future filings.

Response: The Registrant respectfully notes that its cash flow and debt levels are managed at a corporate level and not at its operating subsidiary level so as to maintain an efficient capital structure and reduce costs, in particular interest expense. As such, while the Registrant did mention in Note 8 to its consolidated financial statements that it funded a portion of the acquisition purchase price “from an $830.0 million senior secured term loan … and a new $300.0 million senior secured revolving credit facility”, it is impracticable for the Registrant to reasonably allocate interest expense to its underlying operating

Mr. Michael Moran

subsidiaries. Cash flow generated by the Registrant’s underlying operating subsidiaries is aggregated on a daily basis into a central corporate account. This cash is then utilized to repay outstanding borrowings and interest and fund working capital needs and other activities on a corporate level. This cash cycle is supplemented through the issuance of the Registrant’s common units. While the debt incurred in connection with the acquisition of the Chaney Dell and Midkiff/Bendum systems might appear to be reasonably allocable to the Mid-Continent reportable segment in the current period, the fungibility of cash and debt at a corporate level will result in a deterioration of the basis for allocating the resulting interest expense in future periods. For example, debt incurred in connection with previous acquisitions by the Registrant have been subsequently refinanced by the Registrant with the net proceeds of other debt, common unit equity offerings, operating cash flow from other operating subsidiaries, and cash flow from working capital movements. The Registrant submits that it would be impracticable and inaccurate to allocate interest expense to these previous acquisitions on the basis of debt incurred to originally finance the acquisition as these amounts no longer exist due to the aforementioned refinancings. However, the Registrant does note that it will provide clarification in future filings that it is impracticable to reasonably allocate a material portion of interest expense to its reportable segments in its footnotes to the financial statements in the following form:

“The Partnership notes that interest expense has not been allocated to its reportable segments as it would be impracticable to reasonably do so for the periods presented.”

Item 9A. Controls and Procedures, page 100

18.	Please advise or include the disclosures required by Item 308(c) in future filings. In your response please provide us with the required disclosure as of the period in your annual report.

Response: The Registrant notes that it will provide the disclosure required by Item 308(c) of Regulation S-K in its future filings in the following form (to the extent that it is true) for the respective period:

“There have been no changes in the Partnership’s internal control over financial reporting during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.”

19.	You disclose you have designed your disclosure controls and procedures to provide only reasonable assurance of achieving the desired control objectives. If true please provide a response that states the General Partner’s Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures are effective at the reasonable assurance level. If not true please provide management’s conclusions excluding the references to reasonable assurance and note this for future filings.

Response: The Registrant confirms that the CEO and CFO concluded that its disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2007. Further, it will adjust its Control and Procedures wording in future filings (both in its

Mr. Michael Moran

annual Form 10-K and interim Form 10-Qs) with regard its disclosure controls and procedures to note that the General Partner’s Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures are effective at the reasonable assurance level. The Registrant has included the wording for the revised disclosure below (proposed adjustments to wording have been bolded and underlined):

“Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act of 1934 reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our General Partner’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision of our General Partner’s Chief Executive Officer and Chief Financial Officer and with the participation of our disclosure committee appointed by such officers, we have carried out an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our General Partner’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were effective at the reasonable assurance level.”

Form 8-K/A filed September 14, 2007

Pro Forma Financial Data, Exhibit 5.6

20.	With respect to adjustment (g), please tell us how you arrived at the amounts of the adjustments. Please tell us why you believe these adjustments were factually supportable. Regarding the pro forma statement of operations we note in a letter dated June 25, 2007 to Mr. Timothy J. Melton, you were instructed to limit it to information that is reliably determinable and do not include forward looking information.” Please tell us how this adjustment complies with the letter of June 25, 2007.

Response: The Registrant respectfully submits that it adhered to the general instructions provided in the letter to Mr. Melton on June 25, 2007. With regard to adjustment (g) to the pro forma financial data, which relates to the provision of estimated indirect costs expected to be incurred for the acquired assets, it also considered the informal guidance provided in a December 10, 1996 speech at the American Institute of Certified Public Accountants annual national conference given by Mr. Leslie A. Overton, who at the time was the Assistant Chief Accountant of the Division of Corporation Finance. In this speech, Mr. Overton stated that “in carve-out situations where the historical financial statements of the target

Mr. Michael Moran

only include direct revenues and costs, the pro forma financial statements should also include the indirect costs expected for the target.” The Registrant notes that the financial statements of the assets acquired were carve-out financial statements and noted them as such in the description of adjustment (g) in the pro forma financial data. Furthermore, the Registrant notes that it understands that in situations other than carve-out financial statements that only include direct revenues and costs, the only pro forma adjustments allowable to historical costs of the Registrant or its acquired entities would be through contractual obligations as a result of the acquisition.

The Registrant also notes that the amounts included within the pro forma financial data for adjustment (g) were based upon the Registrant’s estimate of the number of personnel required to perform general and administrative duties for the acquired entity, an estimated average salary for the personnel, and estimated overhead costs for the personnel.

21.	Tell us in more detail how you calculated adjustment (h).

Response: The Registrant notes that the calculation of this pro forma adjustment, which is to reflect depreciation expense for the acquired Chaney Dell and Midkiff/Benedum assets based upon the estimated fair value allocated to the assets acquired and calculated using the estimated depreciable lives ranging from 3 to 40 years and the straight-line depreciable method, is provided below:

Chaney Dell property, plant & equipment – June 30, 2007	$923,935
Midkiff/Benedum property, plant & equipment – June 30, 2007	578,956
Adjustment to reflect the preliminary allocation of the acquisition consideration to the underlying fixed assets acquired based upon their estimated fair values (see note (c) to the pro forma financial statements)	351,346

Total Estimated Fair Value of Depreciable Assets Acquired	$1,854,237

	Estimated Fair Value of Depreciable Assets Acquired by Asset Category	Estimated Average Useful Life (in years)	Estimated Annual Depreciation Expense
Pipelines, processing and compression facilities	$1,740,326	27.5	$63,285
Right-of-ways	86,810	30	2,894
Buildings	10,888	40	272
Furniture and Fixtures	9,409	5	1,882
Other	6,804	6.5	1,047

Total	$1,854,237		$69,380

	6 months ended June 30, 2007		$34,690

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4130 or by Fax at (215) 761-0462 or Lisa Washington, general counsel, at (215) 717-3387.

Very truly yours,

Mr. Michael Moran

/s/ Sean P. McGrath
Chief Accounting Officer